Dreyfus Stock Index Fund, Inc.
200 Park Avenue
New York, New York 10166

April 12, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Alison White, Esq.

Re: Dreyfus Stock Index Fund, Inc.
Request for Withdrawal of Post-Effective Amendment to
Registration Statement on Form N-1A (File Nos. 33-27172; 811-05719)

Ladies and Gentlemen:

On January 30, 2004, Dreyfus Stock Index Fund, Inc. (the "Fund") filed Post-Effective Amendment No. 19 to the Fund's Registration Statement on Form N-1A (the "Amendment") to add a new series of the Fund, Dreyfus Real Return Portfolio (the "Series") and to change the name of the Fund to "Dreyfus Structured Portfolios, Inc." The Fund has determined not to proceed with the new Series and the intended name change. Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Fund hereby requests the withdrawal of the Amendment.

Sincerely,

DREYFUS STOCK INDEX FUND, INC.

By: /s/ Michael A. Rosenberg
       Name: Michael A. Rosenberg
       Title: Secretary